Vanguard Explorer Fund
Supplement to the Prospectus and Summary Prospectus for Investor Shares and Admiral? Shares dated February 26, 2013
Restructuring of the Investment Advisory Team
The board of trustees of Vanguard Explorer Fund has added Stephens
Investment Management Group, LLC (SIMG), to the Fund?s investment advisory team. Effective immediately, SIMG will manage a modest portion of the Fund?s assets.
SIMG and the Fund?s six other investment advisors each independently select and maintain a portfolio of common stocks for the Fund. The Fund?s board of trustees determines the proportion of the Fund?s assets to be managed by each advisor and may change these proportions at any time.
The Fund?s investment objective, primary investment strategies, and primary risks are not expected to change.
Prospectus and Summary Prospectus Text Changes
The text and tables under ?Fees and Expenses? are restated as follows:
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy and hold Investor Shares or Admiral Shares of the Fund.
Examples
The following examples are intended to help you compare the cost of investing in the Fund?s Investor Shares or Admiral Shares with the cost of investing in other mutual funds. They illustrate the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund?s shares. These examples assume that the Shares provide a return of 5% a year and that total annual fund operating expenses remain as stated in the preceding table. The results apply whether or not you redeem your investment at the end of the given period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
Shareholder Fees
(Fees paid directly from your investment)
Investor
Shares
Admiral
Shares
Sales Charge (Load) Imposed on Purchases None None
Purchase Fee None None
Sales Charge (Load) Imposed on Reinvested Dividends None None
Redemption Fee None None
Account Service Fee (for fund account balances below $10,000) $20/year $20/year Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Investor
Shares
Admiral
Shares
Management Expenses 0.48% 0.32%
12b-1 Distribution Fee None None
Other Expenses 0.03% 0.02%
Total Annual Fund Operating Expenses1 0.51% 0.34%
1 The expense information shown in the table has been restated to reflect estimated amounts for the current fiscal year.
1 Year 3 Years 5 Years 10 Years
Investor Shares $52 $164 $285 $640
Admiral Shares $35 $109 $191 $431
The following is added under the heading ?Investment Advisors? on page 4:
Stephens Investment Management Group, LLC.
Within the same section, the following is added under ?Portfolio Managers?:
Ryan E. Crane, CFA, Chief Investment Officer of SIMG. He has managed a portion of the Fund since 2013.
Prospectus Text Changes
In the More on the Fund section, the text in the ?Plain Talk About Fund Expenses? is restated as follows:
All mutual funds have operating expenses. These expenses, which are deducted from a fund?s gross income, are expressed as a percentage of the net assets of the fund. Assuming that operating expenses remain as stated in the Fees and Expenses section, Vanguard Explorer Fund?s expense ratios would be as follows: for Investor Shares, 0.51%, or $5.10 per $1,000 of average net assets; for Admiral Shares, 0.34%, or $3.40 per $1,000 of average net assets. The average expense ratio for small-cap growth funds in 2012 was 1.47%, or $14.70 per $1,000 of average net assets (derived from data provided by Lipper Inc., which reports on the mutual fund industry).
In the More on the Fund section, under ?Security Selection,? the following is added:
Stephens Investment Management Group, LLC (SIMG), employs a disciplined, bottom-up investment selection process that combines rigorous fundamental analysis with quantitative screening in an effort to identify companies that exhibit potential for superior earnings growth that is unrecognized by the markets. SIMG has two screens?one for core growth stocks and one for catalyst stocks. Core growth stocks have strong growth franchises, recurring revenue, and above-average growth rates; catalyst stocks, in comparison, are experiencing change that could lead to accelerated earnings growth. While there are two screens, there are common elements in both types of stocks that SIMG seeks, such as higher forward growth rates, above-median price-to-earnings ratios, higher return on equity, and positive earnings revisions.
In the Investment Advisors section, the following is added:
? Stephens Investment Management Group, LLC, 111 Center Street, Suite 860, Little Rock, AR 72201, is an investment advisory firm founded in 2005. As of April 30, 2013, SIMG managed approximately $1.5 billion in assets.
Also in the Investment Advisors section, the following replaces similar text:
The Fund pays each of its investment advisors (other than Vanguard) a base fee plus or minus a performance adjustment. Each base fee, which is paid quarterly, is a percentage of average daily net assets managed by the advisor during the most recent fiscal quarter. The base fee has breakpoints, which means that the percentage declines as assets go up. The performance adjustment, also paid quarterly, is based on the cumulative total return of each advisor?s portion of the Fund relative to that of the Russell 2500 Growth Index (for Kalmar, SIMG, and Wellington Management), the Russell 2000 Growth Index (for Chartwell), a 50/50 blend of the Russell 2000 Growth Index and the Russell 2500 Growth
Index (for Granahan), or a 50/50 blend of the Russell 2500 Index and the Russell 2500 Growth Index (for Century Capital) over the preceding 36-month period (60-month period for SIMG). When the performance adjustment is positive, the Fund?s expenses increase; when it is negative, expenses decrease. Vanguard provides investment advisory services to the Fund on an at-cost basis.
Also in the Investment Advisors section, the following is added to the list of managers primarily responsible for the day-to-day management of the Fund:
Ryan E. Crane, CFA, Chief Investment Officer of SIMG. He has worked in investment management since 1995; has been with SIMG since 2005; and has managed a portion of the Fund since 2013.
CFA? is a trademark owned by CFA Institute.
? 2013 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 24 082013